UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 56359 / September 6, 2007

ADMINISTRATIVE PROCEEDING
File No. 3-12705

In the Matter of **American Pad & Paper Co.,** **CHS Electronics, Inc.,** **Cypost Corp.,** **Golf Communities of America, Inc.,** **Midland, Inc.,** **Signal Apparel Co., Inc., and** **United Specialties, Inc.** **(n/k/a WaterColor Holdings, Inc.),** **Respondents.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO UNITED SPECIALTIES, INC. (n/k/a WATERCOLOR HOLDINGS, INC.)**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by United Specialties, Inc. (n/k/a WaterColor Holdings, Inc.) ("United Specialties" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on July 20, 2007, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which is admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to United Specialties, Inc. (n/k/a WaterColor Holdings, Inc.) ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   United Specialties, Inc. (n/k/a WaterColor Holdings, Inc.) (CIK No. 1041771) is a Colorado corporation located in Westport, Connecticut with a class of equity securities registered with the Commission under Exchange Act Section 12(g). As of July 12, 2007, the common stock of United Specialties (symbol "WCHG") was quoted on the Pink Sheets, had fifteen market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

      2.   United Specialties has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended September 30, 2003.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of United Specialties's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Nancy M. Morris
Secretary

---

[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.